ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

October 3, 2024

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Filed August 28, 2024
File No. 333-279382

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 3 to Registration Statement on Form S-1 of the Company (“Amendment No. 3”), marked to indicate changes to Amendment No. 2 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2024.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 12, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Registration Statement on Form S-1 filed August 28, 2024

Principal Stockholders; page 119

1.	We note your response to prior comment 3. If the potential issuance of warrants in the concurrent private offering will alter the numbers in this table, please revise your disclosure accordingly. Also revise your disclosure beginning on page 121, as necessary.

Response:	As discussed with Mr. Thomas Jones of the Staff, while it is probable that certain of the stockholders listed in the principal stockholder table on page 121 of Amendment No. 3 as owning more than 5% of the outstanding shares of common stock will acquire Common Warrants in the concurrent private placement, the amounts to be sold to any particular stockholder cannot be determined until the pricing of, and allocation of the shares in, the public offering of common stock. The Company does not believe it is currently possible to determine for any particular stockholder the number of shares of common stock or Common Warrants that will be available for purchase by such stockholder.

Securities and Exchange Commission

October 3, 2024

However, as the Common Warrants to be sold in the concurrent private placement will have a restriction upon exercise at any time the holder and such holder’s affiliates would own more than 4.99% (or, at the election of the purchaser of Common Warrants, 9.99%) of the Company’s outstanding shares of common stock immediately after exercise, the Company believes it is likely that any Common Warrants acquired by any such stockholder will not be exercisable within 60 days of the date used for assembling that table and that any such acquisition of Common Warrants would not change for any such stockholder the amounts of common stock reflected in such table as beneficially owned by such stockholder.

As is it probable that all or a portion of the Common Warrants to be sold in the concurrent private placement will be sold to one or more of the persons who beneficially owns more than 5% of the Company’s outstanding common stock or their affiliates, disclosure of such potential sales has been added under the caption “Certain Relationships and Related Party Transactions – Related Party Transactions” on page 123 of Amendment No. 3.

Common Stock; page 123

2.	You disclose here that a majority of your outstanding shares constitutes a quorum for a stockholder meeting. Please reconcile with the one-third quorum in Section 2.8 of Exhibit 3.5.

Response:	As requested by the Staff, the Company has revised the disclosure on page 125 of Amendment No. 3 to disclose that the holders of one-third of the outstanding shares of common stock constitute a quorum at any meeting of stockholders of the Company.

Anti-Takeover Effects; page 126

3.	You disclose here that special meetings may be called only by your board. Please reconcile with Section 2.3 of Exhibit 3.5.

Response:	In response to this comment, the Company has revised Section 2.3 of Exhibit 3.5 to provide that special meetings of stockholders may be called only by the Company’s board of directors, as disclosed under the caption “Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-laws” on page 128 of Amendment No. 3.

Securities and Exchange Commission

October 3, 2024

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of significant account policies

Investments/Investments in Flavored Bourbon LLC; page F-13

4.	We note your response to prior comment 5 but do not consider your response to fully address our concerns. In this regard, please explain why you believe your accounting treatment for your investment in Flavored Bourbon LLC is appropriate and how such treatment complies with the guidance in ASC 321-10-35-2. As part of your response, include the following:

●	How you determined that the price change that occurred as a result of the January 2024 cap call is “observable” and explain why you used the OPM Backsolve Valuation Model to measure the fair value of your investment when there is an “observable price” available;

●	Confirm you have irrevocably elected to measure your investment in Flavored Bourbon LLC at fair value using the OPM Backsolve Valuation Model subsequent to the January 2024 cap call event and quantify the assumptions you used in your valuation and explain why the valuation for your investment in Flavored Bourbon LLC has not changed since January 2024; and

●	Provide your calculation for arriving at your gain.

Response:

The Company has revised its disclosure in Note 2 to its Unaudited Interim Condensed Consolidated Financial Statements for the Six-Month Periods ended June 30, 2024 and 2023 on page F-14 of Amendment No. 3.

As a result of the January 2024 capital call (which was the first triggering event for the Company to perform a review of the fair value of its Investment in Flavored Bourbon, LLC since the prior transaction in 2021), in accordance with the requirement to adjust for observable price changes for similar investments of the same issuer pursuant to ASC 321 (321-10-55-8), the Company performed a qualitative assessment of its Investment in Flavored Bourbon, LLC.

In accordance with ASC 321-10-55-9, the Company determined that the Class E Units being offered were similar enough to the Company’s investment in Class A Units (with the only differences being the Class A Units’ liquidation preference seniority and preferential voting rights related to sale or liquidation) to trigger a reassessment of the value of the Company’s Investment in Flavored Bourbon LLC’s Class A Units. Given that there is no observable price available for the Class A Units, the fair value of the Company’s investment in the Class A Units was determined (in accordance with ASC 321-10-35-2) using the Option Pricing Model Backsolve Valuation Method (“OPM Backsolve Valuation Method”) with the Class E Units’ observable price being one of the key inputs.

The Company’s analysis determined the fair value of its Investment in Flavored Bourbon, LLC should be adjusted to $14,285,000 as of June 30, 2024 from $10,864,000 recorded previously, with the resulting increase in fair value of $3,421,000 recorded as gain on increase in value of Flavored Bourbon, LLC on the condensed consolidated statement of operations for the six months ended June 30, 2024.

As further detail, the assumptions the Company used in calculating the fair value as of June30, 2024 included: expected term of 5 years; expected volatility of 70%; expected dividends of $0; and, risk-free interest rate of 4.08% (based on the 5-year T-Bill rate).

As disclosed in the significant accounting policies in Note 2 on page F-14 of Amendment No,3, the Company irrevocably elected to measure the Investment in Flavored Bourbon LLC at fair value using the OPM Backsolve Valuation Method only if there is an observable transaction that triggers such revaluation. There has been no triggering events since January 2024 to revalue the Company’s Investment in Flavored Bourbon LLC.

Securities and Exchange Commission

October 3, 2024

Note 9. Stockholders – Equity; page F-29

5.	We note that 183,000 shares of Series A Preferred Stock and 91,500 warrants to purchase common stock were issued for a total proceeds of $1,830,000 which consisted of $675,000 in cash and $1,155,000 in the form of 525 barrels of aged whiskey. However, $1,830,000 is presented in the “Proceeds for Preferred Stock and warrants” line item of your cash flow statement under financing activities, which appears to indicate that the Company received the full proceeds in cash. Please revise to correct this inconsistency or explain.

Response:	In response to this comment, the Company has made the appropriate revisions to the cash flow statement in its Unaudited Interim Condensed Consolidated Financial Statements for the Six-Month Periods ended June 30, 2024 and 2023 on page F-5 of Amendment No. 3 to reflect the sale of Series A Preferred Stock in consideration for barrels of aged whiskey (rather than cash). The Company has also added a description of the restatement in a new Note 17 to its Unaudited Interim Condensed Consolidated Financial Statements for the Six-Month Periods ended June 30, 2024 and 2023 commencing on page F-42 of Amendment No. 3.

Note 16. Subsequent Events; page F-40

6.	Your subsequent events disclosures here appear to be inconsistent with your disclosure elsewhere in the filing. For example, your disclosures on page F-38 and F-39 indicate that 11,329 shares and 44,292 shares of Series A Preferred Stock were issued in connection with the May 2024 and July 2024 factoring agreements, respectively, which appear to suggest that an aggregate of 55,621 preferred shares were issued in connection with these 2 factoring agreements. However, your disclosure on page F-40 states that an aggregate of 44,292 shares were issued related to these agreements. Please revise to correct the inconsistencies throughout the filing and quantify the total number of shares issued subsequent to June 30, 2024 by type and class of stock or equity instruments. In this regard, make sure all the issuances subsequent to June 30, 2024 are reflected in your pro forma financial information throughout the filing or disclose why they are not reflected.

Response:	In response to this comment, the Company has updated its disclosures in Note 14 on pages F-38 and F-39 of Amendment No. 3 for activity subsequent to June 30, 2024 to more clearly indicate that the 11,328 shares of Series A Preferred Stock related to the May 2024 factoring agreement, the aggregate of 32,963 shares related to the two July1, 2024 factoring agreements (depicted on the table below between related and non-related parties), and the 27,700 shares related to the July 2024 factoring agreement (which was exchanged subsequent to our Amendment No. 2 filing), which in the aggregate amounted to 71,991 shares of Series A Preferred Stock that were issued in satisfaction of the Company’s obligations under the four factoring agreements. The Company has updated its disclosure in Note 16 on page F-41 to 44,291 shares from 44,292 shares previously disclosed.

As to the factoring agreement activity, for the information of the Staff, the following is a summary of all of the factoring agreement activity, including the exchange for Series A Preferred Stock, which is also reflected in the pro forma financial information included in Amendment No. 3:

Details of Factoring Agreements
	As of				Shares of
	6/30/2024			Exchanged for	Series A
	Factoring	Subsequent to 6/30/24		Series A	Preferred		Series A
	Liability	Proceeds	Fees	Preferred Stock	Stock		Preferred $’s
May 2024 Agreement (RP)	$111,000		$2,286	$(113,286)	11,328	(a)(b)	$113,286
July 1 Agreement (RP) (1)	$166,667		$16,666	$(183,333)	18,333	(a)(b)	$183,333
July 1 Agreement (1)	$133,000		$13,300	$(146,300)	14,630	(b)	$146,300
July Agreement		$250,000	$27,000	$(277,000)	27,700		$277,000
	$410,667	$250,000	$59,252	$(719,919)	71,991		$719,919

(RP) = Related Party

Note (1):	Proceeds received (and recorded) as of June 30, 2024, pending execution of Factoring Agreement on July 1, 2024.

Sum of (a) = 11,328 + 18,333 = 29,661

Sum of (b) = 11,328 + 18,333 + 14,630 = 44,291 (updated from 44,292 previously disclosed.)

Exhibit 23.1; page II-7

7.	The consent includes an incorrect report date for the reverse stock split described in Note 1 (the date is July 5, 2024 in the audit report). Please revise accordingly.

Response:	In response to this comment, the date of the report of Marcum LLP as it relates to the Company’s reverse stock split contained in the consent of Marcum LLP included as Exhibit 23.1 in Amendment No. 3 has been revised to July 5, 2024.

*        *        *

Securities and Exchange Commission

October 3, 2024

As it is the goal of the Company to have the Registration Statement on Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Justin Stiefel
Heritage Distilling Holding Company, Inc.